

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 15, 2007

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re:** **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed on September 25, 2006**
> **Response Letters Dated April 27, 2007 and May 9, 2007**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Vanselow:

      We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and your response letters dated April 27, 2007 and May 9, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Information on the Company, page 10

Diamonds and Specialty Products Customer Sector Group, page 36

1.   We have read your response to prior comment 2, indicating that you do not regard a change in segment composition as a change in segment identification, described in paragraph 79 of IAS 14 as a change in accounting policy relating specifically to segment reporting for which disclosures are specified in paragraph 76 of that Standard. You indicate that because your approach to segment reporting continues to be based on products produced and managerial responsibility, there has been no change in identification of the segment, even though results previously reported as a component of the segment are no longer included in that segment.

Although you may have retained a consistent format for segment reporting, as described in paragraph 26 of the Standard, identification follows the organizational units of the enterprise, as explained in paragraph 33 of IAS 14. Since your change in managerial responsibility has altered internal financial reporting, this change in financial composition appears to be a change in segment identification. We are therefore unable to concur with your conclusion, and believe you should evaluate materiality, based on the individual segment, in deciding whether disclosure is required under paragraph 76 of the Standard.

Annual Financial Statements, page F-1

Consolidated Cash Flow Statement, page F-7

2.   We note your response to our prior comment 4, setting forth your views of IAS 7 as a basis for reporting exploration expenditures as investing cash outflows. Although you reference the introductory sentence of paragraph 16, describing investing cash flows generally, stating "…cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows," the examples provided therein generally do not include items which enter into the determination of current period earnings. And while you reference the introductory sentence of paragraph 14, having guidance on operating cash flows, stating these are "…primarily derived from the principal revenue-producing activities of the entity," the sentence that follows clearly states that operating cash flows "…generally result from the transactions and other events that enter into the determination of profit or loss." Accordingly, we believe that exploration costs which are expensed as incurred, entering into the determination of profit or loss, should be reflected as operating cash outflows in accordance with paragraph 14 of IAS 7. Please modify your presentation accordingly.

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

3.   We have read your response to prior comment 8, describing your accounting policy for exploration and development costs under U.S. GAAP. We understand that you are capitalizing drilling costs when incurred for the purpose of extending the reserves of properties that are currently producing, by converting resources adjacent to such properties (as determined under JORC) to proven and probable reserves (as defined in Industry Guide 7), or for further delineating existing proven and probable reserves.

Please describe for us the parameters and criteria utilized to determine whether the expenditures you incur in resource areas are incurred for the purpose of extending reserves of producing properties, and thereby capitalized. Please explain the manner by which you establish correlation of the expenditure with a producing property, in terms of proximity or distance, evidence of continuity in the ore body, facilities to be utilized in future extraction relative to those presently on site at the producing property, and your ability and intent to transition the present mining operation to the resource location once reserves are established. Please clarify whether this practice is limited to producing properties, or if it also includes other reserve areas not yet producing.

As for the example of application provided in your response, we note that you are capitalizing costs of improving the category of resource, when drilling at producing properties. Please explain how you view this practice as being consistent with the policy of capitalizing costs incurred for the purpose of extending reserves by converting mineralized material to proven and probable reserves. Please indicate the extent to which the activity associated with costs capitalized for improving the category of resource is encompassed in an overall plan to establish proven and probable reserves.

Engineering Comments

General

4.   We have read the information provided in response to prior comment 12, regarding various commodity prices. Please disclose within your filing the alumina refinery feed specifications which determines your ore reserves within a bauxite deposit. These refinery specifications should be presented either as a generalized or specific grade/contaminate criteria. Please also clarify that these specifications are the primary and/or only ore reserve criterion which distinguishes your mineralized material from your ore reserves, and that aluminum/alumina prices are not used to determine your economic ore reserves, if true.

It also appears you should clarify within your filing that in calculating the manganese reserves, you do not use a product price or cutoff grade to determine your ore reserves. Finally, it would be helpful to indicate the extent to which geologic controls or conditions constrain your mineralized material; and the degree to which your plant feed requirements or specifications are the primary or only ore reserve criterion which distinguishes your mineralized material from your ore reserves.

Business Overview, page 11

Petroleum Customer Service Group, page 11

Information on Petroleum Operations, page 12

5.   We have reviewed your response to prior comment 14, regarding the disclosure of information about oil and gas production and reserves. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F requires material information about

production, reserves, and the nature of your interest for material assets. You have
provided only production and nature of your interest information for producing
assets that you regard as material. Please expand your disclosure to include the
required reserve information for these assets. If you believe none of your
properties are of major significance on their own, you can forgo the inclusion of
maps and other more detailed information about those properties. Please modify
your disclosures accordingly.

Note 39 - U.S. Generally Accepted Accounting Principles Disclosures, page F-84

Note (E) Depreciation - Ore Reserves, Rage F-87

6.   We have read your response to prior comment 7, concerning the differences you
        have identified between reserves utilized for purposes of IFRS and U.S. GAAP.
        Please expand your disclosure to encompass the differing rationales or
        methodologies you used to estimate the coal/ore reserve quantities mentioned.
        Please explain that your JORC coal/ore reserves utilize inferred resources to
        define the economic open-cut pit limits, which are the basis for your reserve.
        Following this, please indicate your Industry Guide 7 coal/ore reserves do not use
        inferred resources to establish an economic open-cut pit limit or volume resulting
        in an economic open-cut pit limit of reduced volume.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions
regarding comments on the financial statements and related matters. You may contact
James Murphy, Petroleum Engineer, at (202) 551-3703, or George K. Schuler, Mining
Engineer, at (202) 551-3718, with questions about engineering comments. Please contact
me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief